9635 Granite Ridge Drive Suite 100 San Diego, CA 92123 Phone 858-459-7800

VIA EDGAR

September 26, 2017

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20005

Attn:	Russell Mancuso, Esq.
Branch Chief
Heather Percival, Esq.

RE:	Aethlon Medical, Inc.

Registration Statement on Form S-1 Filed July 31, 2017

File No. 333-219589

Dear Mr. Mancuso and Ms. Percival:

We are writing in connection with the above-captioned matter regarding Aethlon Medical, Inc.’s (the “Company”) disclosure in its Registration Statement on Form S-1/A, filed September 18, 2017, File No. 333-219589 (the “Registration Statement”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated September 22, 2017 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold) before the relevant response.

Calculation of Registration Fee

1.	We note your response to prior comment 1. Please demonstrate how you calculated the fee for the common stock issuable upon exercise of placement agent’s warrants.

The placement agent would be entitled to 3% of the number of shares of common stock issuable in the offering at an exercise price equal to 125% of the offering price per unit. Based upon a $7,500,000 total offering price, 3% placement agent’s warrant coverage and the 125% exercise price, the proposed maximum aggregate offering price for the placement agent’s warrant is $281,250. The fee is established at the rates published by the SEC, and based upon recalculation is approximately $32.60. We have revised the registration fee table in Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) which is filed in conjunction herewith.

2.	Reconcile the securities included in your fee table with the securities mentioned in exhibit 10.84.

We respectfully submit that the securities included in the fee table are comprised of common stock and warrants which are the Class A warrants referenced in exhibit 10.84. The fee table also includes pre-funded units which a purchaser may purchase in lieu of the Class A units in cases where it would otherwise purchase over 4.99% of the Company’s issued and outstanding common stock in the offering. The Class B warrants in exhibit 10.84 are these pre-funded units.

Prospectus

3.	Continue to address prior comment 2 so that you have provided all required disclosure. We note for example the omission from the table on page 70.

We believe that we have included all information required by Rule 430A in the amendments filed to the Form S-1 and appropriately footnoted that the last column would be completed by amendment; however, we will provide a revised beneficial ownership table in Amendment No. 3, based upon the assumed $1.57 offering price and 13,728,151 shares of common stock issued and outstanding following the offering, as set forth below.

NAME AND ADDRESS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1) (2)	PERCENT OF BENEFICIAL OWNERSHIP BEFORE OFFERING	PERCENT OF BENEFICIAL OWNERSHIP AFTER OFFERING**
James A. Joyce, Chief Executive Officer and Director
9635 Granite Ridge Drive, Suite 100
San Diego, CA 92123	386,939 shares (3)	4.30%	2.81%
Rodney S. Kenley, President and Director
9635 Granite Ridge Drive, Suite 100
San Diego, CA 92123	47,262 shares (4)	*	*
James B. Frakes, Chief Financial Officer
9635 Granite Ridge Drive, Suite 100
San Diego, CA 92123	35,726 shares (5)	*	*
Franklyn S. Barry, Jr., Former Director
9635 Granite Ridge Drive, Suite 100
San Diego, CA 92123	54,233 shares (6)	*	*
Edward G. Broenniman, Director
9635 Granite Ridge Drive, Suite 100
San Diego, CA 92123	59,755 shares (7)	*	*
Chetan Shah, MD, Director
9635 Granite Ridge Drive, Suite 100
San Diego, CA 92123	405,628 shares (8)	4.50%	2.95%
Empery Asset Management, LLC (12)
1 Rockefeller Plaza, Suite 1205
New York, New York 10020	1,586,096 shares (9)	8.7%	5.36%
Ellen R Weiner Family Revocable Trust (12)
10300 W. Charleston Blvd. #13-222
Las Vegas, NV 89135	708,335 shares (10)	7.80%	5.16%
Alpha Capital Anstalt (12)
Lettstrasse 32, FL-9490 Vaduz,
Furstentums, Liechtenstein	738,958 shares (11)	7.70%	5.38%
Sachs Investment Group, LLC (12)
1346 S. Third St., Louisville, KY 40208	1,344,305 shares	15.10%	9.79%
All Current Directors and Executive Officers as a Group (7
members)	989,542 shares	10.60%	7.21%

____________________

*	Less than 1%

**	Based upon an assumed 4,777,070 shares of our common stock offered hereby.

Russell Mancuso, Esq.

Heather Percival, Esq.

September 25, 2017

Prospectus Cover

4.	Provide the disclosure required by the last sentence of Regulation S-K Item 501(b)(8).

In response to the Staff’s comment, the following has been added onto the cover of the prospectus:

“The placement agent is not required to sell any specific number or dollar amount of securities being offered hereby but will use its best efforts to sell the securities offered.”

Use of Proceeds, page 27

5.	Please address the last sentence of prior comment 4. We note your liabilities to related parties mentioned in your Balance Sheet and Statement of Cash Flows.

The balance sheet account “due to affiliates” contains two items, (a) the amount of accrued vacation owed to our CEO under his employment agreement in the amount of $29,616 and (b) accrued board of directors fees in the amount of $28,750 as of March 21, 2017 and $18,750 as of June 30, 2017. The Due to Related Parties footnote to our financial statements recounts the amount owed under the accrued board fees. For example, the relevant footnote language from our June 30, 2017 financial statements was as follows: “During the three months June 30, 2017, we accrued unpaid Board fees of $18,750 owed to our outside directors as of June 30, 2017.”

Our statement of cash flows reflects the quarterly payment to our non-employee directors of the accrued board fees in the cash used in operating activities section.

Liquidity and Capital Resources, page 47

6.	Clarify how your obligations in the securities purchase agreement that you are entering in connection with this offering affect your liquidity. We note for example sections 4.12 and 4.15 of exhibit 10.84.

We do not believe that the obligations under the securities purchase agreement will affect our liquidity. Section 4.12 refers to limitations on our ability to consummate subsequent equity offerings in 90 days post closing of the offering and also entry into variable rate transactions. We believe that the funds raised in this offering will address our cash flow needs for at least the next 12 months, so the 90 day prohibition will not adversely affect our cash flow. Furthermore, we do not intend to issue an variable rate securities due to their highly dilutive nature, so we do not view Section 4.12 as adversely affecting our liquidity.

With regard to Section 4.15, the Company expect to raise sufficient funds in this offering to meet its cash flow requirements for at least the next 12 months, and therefore we do not anticipateeffecting a stock split, reverse or forward, and believe this covenant will not affect our liquidity.

Description of Securities We Are Offering, page 73

7.	We note that your securities purchase agreement includes clauses waiving a jury trial and establishing an exclusive forum, which appear to also apply to the warrants you are offering pursuant to Section 5(e) of exhibits 4.29 and 4.31. Revise this section accordingly and provide appropriate risk factor disclosure.

Waiver of trial by jury and establishing New York as an exclusive forum for disputes are two standard and accepted provisions in commercial contracts. Given the sophistication of the New York courts and developed commercial case law, these provisions benefit all parties as they promote uniformity of application and efficiency. We do not believe that either provision causes an undue risk to the Company, and thus we believe that no risk factor disclosure isrequired. We will, however, add the following sentence with respect to the securities purchase agreement disclosure on p. 73 of Amendment No. 3: “This securities purchase agreement, as well as the warrants offered hereunder, contain customary and reasonable clauses which require the parties to waive the right to trial by jury in any dispute between them and establish New York County, NY as the exclusive forum for resolution of those disputes.”

Russell Mancuso, Esq.

Heather Percival, Esq.

September 25, 2017

Pre-Funded Warrants, page 74

8.	Refer to prior comment 7. Revise your disclosure of “certain” terms of the pre-funded warrants to address all material terms. In your revised disclosure, clearly describe what you mean when you say that the warrants are “pre-funded,” including whether the “pre- funded” amount will be returned to the purchaser or other holder of the warrants if the warrants expire unexercised, the purpose of "pre funding" warrants, and how the warrants you are offering achieve this purpose. Likewise, describe the purpose of the ownership thresholds. Disclose any ability to change these provisions; we note for example section 5(l) of exhibit 4.31.

To address your concerns, we are adding the following disclosure on p. 74:

“Pre-funded” warrants provide any purchaser in this offering with the ability purchase more than 4.99% of our issued and outstanding stock . This is accomplished through purchasing “pre-funded” warrants at a price equal to the purchase price for units, less $.01, which $.01 is the exercise price for the “pre-funded” warrants. Each “pre-funded” warrant is exerciseable into a unit as offered hereunder. Thus, the purchaser is paying essentially the purchase price for a unit at closing of the offering but is not deemed to beneficially own the unit until the purchaser exercises the “pre-funded” warrant. Once purchased, the purchase price of the “pre-funded” warrants is not refundable. While the warrant permits waiver of provisions by us and the holder of the warrant, this would not affect the “pre-funding” as that is the purchase price of the instrument which is paid at the time of closing and becomes part of our proceeds received from the offering. In addition, the pre-funded warrants are perpetual and do not have expiration date.

Warrants, page 74

9.	We note your response to prior comment 7. Disclose in your prospectus all material terms of the warrants as required by Regulation S-K Item 202(c)(5). Also, revise your statements that your disclosure “is not complete” and “qualified” by other documents to avoid any implication that you have not complied with that Item.

We believe that we have disclosed all materials terms of the warrants; however, to address the Staff’s comment, we have now revised our statements on p. 74 of Amendment No. 3.

Plan of Distribution, page 76

10.	We note your response to prior comment 9. In an appropriate section of your prospectus, highlight the material differences in rights to investors purchasing shares pursuant to the securities purchase agreement and all other investors. Also, reconcile your disclosure in the securities purchase agreement with the disclosure in your prospectus. We note, as one example only, that your disclosure in section 4.7 of exhibit 10.84 does not appear to reconcile with your use of proceeds disclosure on page 27 of your prospectus. When reconciling section 3.1(w) with your disclosure on page 21, also tell us the reason for the deletion from page 21 given the information in your Form 8-K filed August 7, 2017.

We have revised the Plan of Distribution in the prospectus to highlight the rights of an investor purchasing pursuant to the Securities Purchase Agreement. Additionally, we have revised the form of Securities Purchase Agreement so that all exceptions to the representations and warranties are set forth in the prospectus.  Accordingly, we will not have a separate disclosure schedule to the Securities Purchase Agreement to ensure that all investors will receive the same public disclosure.  Finally, Section 4.7 of the Securities Purchase Agreement has been revised so that the use of proceeds is set forth solely in the prospectus.

11.	We note your response to prior comment 11 and your disclosure that the representations, warranties and covenants are not “available to” other investors and that investors “shall rely solely on this prospectus.” Revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws.

The Company has deleted any statements in the Plan of Distribution of the prospectus that the representations, warranties and covenants are “not available” to the other investors and that the investors “shall rely solely on this prospectus” to remove any potential implication that such information does not constitute public disclosure under the federal securities laws.

Russell Mancuso, Esq.

Heather Percival, Esq.

September 25, 2017

Other Relationships, page 77

12.	Disclose your response to prior comment 10.

In response to the Staff’s comment, we have added the disclosure to p. 77 of Amendment No. 3.

Exhibit 5.1

13.	File an opinion that addresses all securities included in the fee table of your registration statement, including the units. Also, ensure that the opinion that you file addresses the laws of the jurisdiction governing the warrants.

The opinion has been revised in the response to the Staff’s comment.

Exhibit 10.84

14.	File the complete agreement with all attachments, including exhibits and schedules.

We have filed a revised form of the securities purchase agreement, removing the references to disclosure and schedules and adding the exhibits thereto.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (858) 459-7800 (extension 300) if you have any questions regarding this matter.

Very truly yours,

/s/ Jim Frakes

James B. Frakes

Chief Financial Officer